EXHIBIT (a)(1)(K)

Company Contact:	Ed Rosenfeld Executive Vice President, Strategic Planning and Finance Steven Madden, Ltd. (718) 446-1800

Investor Relations:	Cara O'Brien/Leigh Parrish Financial Dynamics (212) 850-5600

STEVEN MADDEN, LTD. ANNOUNCES PRELIMINARY RESULTS OF “DUTCH AUCTION” TENDER OFFER

~  Company preliminarily expects to purchase 2.6 million shares at $17.00 per share ~

        LONG ISLAND CITY, N.Y. – March 19, 2008 – Steven Madden, Ltd. (NASDAQ: SHOO), a leading designer, wholesaler and marketer of fashion footwear and accessories for women, men and children, today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, Eastern Time on Tuesday, March 18, 2008.

        Based on a preliminary count by the depositary for the tender offer, 3,227,985 shares of common stock were properly tendered and not withdrawn at a price of $17.00 or less per share. Steven Madden, Ltd. expects to purchase 2,600,000 shares, resulting in a proration factor of approximately 80.5% of the shares tendered. These shares represent approximately 12.9% of the shares outstanding. All “odd lot” shares properly tendered at the $17.00 purchase price will be purchased before any proration is done.

        The number of shares to be purchased and the price per share are preliminary. Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased, the price per share and the proration factor will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter.

        The information agent for the tender offer is D.F. King & Co., Inc. and the depositary is American Stock Transfer & Trust Company. Shareholders and investors who have questions or need information about the tender offer may call D.F. King & Co., Inc. toll free at (800) 901-0068.

        Steven Madden, Ltd. designs and markets fashion-forward footwear and accessories for women, men and children. The shoes and accessories are sold through company-owned retail stores, department stores, apparel and footwear specialty stores, and online at www.stevemadden.com. The Company has several licensees for its brands, including for outerwear, cold weather accessories, eyewear and hosiery and owns and operates 100 retail stores, including its online store. Through its wholly-owned subsidiary, Daniel M. Friedman & Associates, the Company is the licensee for Betsey Johnson handbags and belts and Tracy Reese handbags and belts.

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other unknown factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates” or “plans” to be uncertain and forward-looking. The forward looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company’s reports and registration statements filed with the Securities and Exchange Commission.